EXHIBIT (12)
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Amounts in millions

						Nine Months Ended
	Years Ended June 30					March 31
	2003	2004	2005	2006	2007	2007	2008

EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$7,219	$9,010	$9,954	$12,419	$14,746	$11,552	$12,588

Fixed charges (excluding capitalized interest)	657	719	924	1,242	1,428	1,100	1,242

TOTAL EARNINGS, AS DEFINED	$7,876	$9,729	$10,878	$13,661	$16,174	$12,652	$13,830

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$561	$629	$869	$1,153	$1,374	$1,027	$1,171
1/3 of rental expense	96	90	90	122	124	95	97

TOTAL FIXED CHARGES, AS DEFINED	$657	$719	$959	$1,275	$1,498	$1,122	$1,268

RATIO OF EARNINGS TO FIXED CHARGES	12.0x	13.5x	11.3x	10.7x	10.8x	11.3x	10.9x